[On Great American Insurance Group Letterhead]

August 10, 2015	Fidelity / Crime Division 31 St James Ave, Ste 830 Boston, MA 02116 www.Crimelnsurance.com 617-936-8861 513-345-9403 (Fax)

Mark Liftman Theodore Liftman Insurance Inc 101 Federal Street 22nd Floor Boston, MA 02110-1827

Re:	Integrity Viking Funds
Financial Institution — Investment Company Bond Binder & Invoice Letter

Dear Mark,

Thank you for the Order! Per your instructions, coverage is bound per the terms and conditions set forth below. Please consider this letter as our invoice.

FINANCIAL INSTITUTION — INVESTMENT COMPANY BOND

NAME INSURED:	Integrity Viking Funds

ADDRESS:	1 Main Street North, P O Box 500
Minot, ND 58702

BOND NUMBER:	FS 524-51-21-13-00

EFFECTIVE DATES:	12:01 A.M. on October 3, 2015 to 12:01 A.M. on October 3, 2016

ISSUING COMPANY:	Great American Insurance Company
A.M. Best Rated "A+" (Superior) XIII as of March 20, 2015 Standard & Poor's Rated "A+" (Strong) as of December 19, 2014 Admitted in all 50 States & Canada

POLICY FORM:	Standard Great American Investment Company Bond (Ed. 03/11) Discovery Form

SINGLE LOSS LIMIT		DEDUTIBLE AMOUNT
A — Fidelity	$2,050,000	$0
B — On Premises	$2,050,000	$50,000
C — In Transit	$2,050,000	$50,000
D — Forgery or Alteration	$2,050,000	$50,000
E — Securities	$2,050,000	$50,000
F — Counterfeit Currency	$2,050,000	$50,000
G — Stop Payment	$100,000	$5,000
H — Uncollectable Items of Deposit	$100,000	$5,000
I — Audit Expense	$100,000	$5,000
J — Telefacsimile Transmissions	$2,050,000	$50,000
K — Unauthorized Signatures	$100,000	$5,000
L — Computer Systems	$2,050,000	$50,000
TOTAL PREMIUM:	$5,223

FORMS:

1	790FIC	Great American Insurance Fidelity & Crime Policy Cover
2	SDM683	Important Notice Fidelity Crime Division Claims
3	MEFS1131	Investment Company Bond Dec Page
4	MEFS1132	Investment Company Bond
5	Fl8801	Financial Institutions Forms And Endorsements Schedule
6	SRF9808	Rider — ERISA Rider
7	SRF9808	Rider — 90 Day FINRA Cancellation
8	MEFS1031	Joint Insured List
9	MEFS1032	Insuring Agreement L — Computer Systems
10	MEFS1136	Newly Established Funds
11	Fl7053	Confidential Information And Data Breach Clarifying Rider
12	Fl7339	Virtual Or On-Line Peer to Peer Mediums Of Exchange Exclusion
13	IL7324	Economic And Trade Sanctions Clause
14	IL7268	In Witness Clause